Exhibit 99.1

Date: February 28, 2013
To: All Canadian Securities Regulatory Authorities	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

Subject: SANDSTORM GOLD LTD.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	March 26, 2013
Record Date for Voting (if applicable) :	March 26, 2013
Beneficial Ownership Determination Date :	March 26, 2013
Meeting Date :	May 10, 2013
PACIFIC ROOM
THE METROPOLITAN HOTEL
Meeting Location (if available) :	645 HOWE STREET
VANCOUVER, BC
V6C 2Y9
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes
Annual Financial Statements/MD&A delivered to:	No Annual Report (or Annual Financial Statements) is (are) included in this mailing

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Consent Type(s):	n/a
Holder Provinces-Territories:	n/a
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Provinces-Territories:	n/a

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARE	80013R206	CA80013R2063

Sincerely,

Computershare

Agent for SANDSTORM GOLD LTD.